

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 23, 2009

Mr. Thomas G. Ryman
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

  Re: **JayHawk Energy, Inc.**
     Form 10-KSB for Fiscal Year Ended September 30, 2007
     Filed December 21, 2007
     Form 10-KSB for Fiscal Year Ended September 30, 2008
     Filed December 30, 2008
     File No. 000-53311

Dear Mr. Ryman:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,

         Karl Hiller
         Branch Chief